Progressive Wealth Management Since 1990

Shareholder Rebuttal to Badger Meter Opposition Statement

Regarding Employee Representation on the Board of Directors

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Badger Meter, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Badger Meter shareowners are encouraged to vote FOR the Shareholder Proposal on Employee Representation on the Board of Directors:

RESOLVED: Shareholders of Badger Meter urge the Board of Directors to prepare a report to shareholders describing opportunities for the company to encourage the inclusion of non-management employee representation on the Board.

Overview

Employees are critical to our Company’s continued success, particularly in the current time of uncertainty due to the global pandemic of the coronavirus (COVID-19). The Proponent believes that this time of crisis emphasizes the potential usefulness of fresh voices on the board of directors through employee representation. Direct employee communication with the board could offer significant efficiencies as our company and the economy seek innovative solutions to these unprecedented challenges.

The World Economic Forum has published “Stakeholder Principles in the COVID Era,” in which it encourages the business community to continue its commitment to embodying “stakeholder capitalism.”1 Employee safety and adaptation are top priorities on this statement. The Proponent believes that encouraging direct communication between employees and the board during these challenging times would help further align the company with these principles.

_____________________________

1 http://www3.weforum.org/docs/WEF_Stakeholder_Principles_COVID_Era.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Shareholder Proposal on Employee Representation on the Board of Directors following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Research shows that employees on the board may bring efficiencies.

Germany’s system of “codetermination,” in which employees sit on the supervisory board, has been the subject of several studies in recent years seeking to identify a positive or negative effect of this corporate governance system. The vast majority of those studies have determined positive effects from codetermination, such as:

•	“Employee representation … on corporate boards confers valuable first-hand operational knowledge to corporate board decision-making”[2];
•	“Codetermination is shown to offer advantages for technical efficiency, skill development and knowledge generation through its protection of specific human capital investments”[3];
•	Codetermination has “shown to provide employee ‘checks’ on several structural incentives for management opportunism.”[4]

Relating to a similar French system of corporate governance, one study found that “directors elected by employee shareholders unambiguously increase firm valuation and profitability.”5

Employees on the board in the U.S. is not unheard of.

Several U.S. corporations currently have or previously have had one or more non-management employee(s) on the board of directors. The Proponent believes that those instances illustrate the possibility for success of electing non-management employee(s) to the board, and suggests that employee membership on the board could bring efficiencies and strategic enhancements, and potentially limit labor disruptions that could come from employee disenfranchisement.

Despite the Company’s statement that shareholders can nominate a prospective candidate, in the opinion of the Proponent rank-and-file workers would never have a real chance to sit on the board.

The Proponent believes that having rigorous standards for board membership does not contradict the benefit having workers on the board. Direct communication between employees and the board could bring significant benefits and insights to our board, giving our company a competitive edge over companies that refuse such employees direct representation on the board. While the Company claims that the Proposal’s request would “require [it] to deviate from [its] existing processes and could diminish the effectiveness of the Board,” the Proponent believes that the board has not fully examined the potential value gained by creating a stronger link between the board and employees. This Proposal gives significant leeway to the Company to determine the most appropriate process to identify a suitable rank-and-file worker for the board, allowing increased engagement directly between the board and employees who execute board decisions.

_____________________________

2 https://www.sciencedirect.com/science/article/pii/S0304405X06001140

3 https://www.sciencedirect.com/science/article/pii/016726819190014O?via%3Dihub

4 https://www.sciencedirect.com/science/article/pii/016726819190014O?via%3Dihub

5 https://www.researchgate.net/publication/43002785_Employee_Ownership_Board_Representation_and_Corporate_Financial_Policies

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Shareholder Proposal on Employee Representation on the Board of Directors following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Non-management employee membership on the board may reduce long-term risk.

As a company competing for a highly-skilled workforce, the Proponent believes that the loss of key employees as a result of disenfranchisement is a material risk for our Company. In the Proponent’s opinion, electing non-management workers to the board would increase the diversity of perspectives on our board by offering the board first-hand operational knowledge of the challenges and opportunities their colleagues face during the implementation of decisions made by our Company’s management and board. Representation on the board by non-management workers may also offer the board the most accurate representation of employee perceptions of Company responses to employee dissent on issues and contracts of employee concern.

The Business Roundtable affirms employees as stakeholders.

Even the largest companies are embracing the need for innovation and deepened commitments to stakeholders. For instance, in August 2019, the Business Roundtable (“the Roundtable”), an association of chief executive officers of America’s leading companies, announced a landmark deviation from the organization’s long-held stance of shareholder primacy. Regarding its new Statement on the Purpose of a Corporation, the Roundtable’s press release asserts that it “moves away from shareholder primacy, [and] includes commitment to all stakeholders.” In its statement, the Roundtable names “investing in our employees” as the second bullet point, just below a commitment to customers.

On its website, the Roundtable emphasizes the importance of “Taking Care of Employees,” and the Proponent argues that part of ensuring “economic security to employees and their families while also making a company a more attractive place to work”6 would be well-served by ensuring a direct line of communication through employee representation on board.

Employee representation on the board would provide a venue for direct communication with our company’s most valuable asset: employees.

As our industry continues to become more competitive, the Proponent believes that the most effective strategy to ameliorate employee concerns is to allow one or more employee(s) to represent their colleagues directly to the board of directors. The Proponent believes that the benefits to allowing employee representation on the board may potentially include:

•	More efficient communication of innovative solutions to problems faced by employees;
•	Faster alerts to potential problems or pending crises that could diminish our brand name, allowing for more efficient solutions that better safeguard company and shareholder value;
•	Increased employee engagement and better retention due to a stronger perception of employee value, involvement in decision-making, and employee “buy-in” to the long-term value of the company;
•	Employee assessment of managers and executives directly to the board;
•	Expression of the perception of company culture as observed by employees;
•	Identification of workforce morale as perceived by non-management employees.

_____________________________

6 https://opportunity.businessroundtable.org/taking-care-of-employees/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Shareholder Proposal on Employee Representation on the Board of Directors following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Pending legislation would require employee participation in board elections.

The 2018 Accountable Capitalism Act, if passed into law, would require major U.S. companies to allow employees to participate in board elections. Our company can show leadership in its treatment of and commitment to employees by taking a proactive step to establish an appropriate mechanism for employee participation on the board ahead of any legislative mandates.

Conclusion:

The Proponent believes that this proposal is in the best interest of the company – by establishing a vehicle for more efficiently integrating employee concerns at the board level, the Company will improve long-term shareholder value. Especially in the rapidly changing environment posed by major crises, such as this year’s coronavirus pandemic, allowing employees direct representation on the board may allow the Company and its board to adapt more quickly and efficiently.

We urge you to vote “FOR” Shareholder the Shareholder Proposal on Employee Representation on the Board of Directors. Feel free to contact us at mschwartzer@northstarasset.com.

Date: April 8, 2020

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Shareholder Proposal on Employee Representation on the Board of Directors following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Shareholder Proposal on Employee Representation on the Board of Directors following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM